NOVA NATURAL RESOURCES CORP
                                 2000 NE 22ND ST
                            WILTON MANORS, FL. 33305
                                 (828) 808-8744
                                dosswa@yahoo.com
                                ----------------

                                                              September 15, 2008
James Giugliano
US Securities & Exchange Commission
Division of Corporate Finance
(202) 551-3319

       Ref:    Nova Natural Resources Corp.
               Form 10 Filing

Dear Mr. Giugliano:

      I have reviewed our filings and the material referenced in your letter, and herewith submit the following changes for your consideration.

               Form 10KSB for Fiscal Year Ended December 31, 2007
               --------------------------------------------------

                    Internal Control Over Financial Reporting
                    -----------------------------------------

      The following will be substituted and/or added to the previous filing. Please note that we changed the statement on Evaluation of Disclosure Controls and Procedures given our response to internal controls.


Item 8A. Controls and Procedures
--------------------------------

Evaluation of Disclosure Controls and Procedures
------------------------------------------------

      We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation (the "Evaluation"), under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures ("Disclosure Controls") as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our President has concluded that the Company's disclosure controls and procedures were not effective because of the identification of a material weakness in the lack of disclosure of our internal control over financial reporting which we view as an integral part of our disclosure controls and procedures was omitted from our initial filing. We have reviewed the reporting requirements and developed an internal control worksheet to insure that disclosure of all the required information is included in future company regulatory filings

Changes in Internal Controls


      We have also evaluated our internal controls for financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.


Limitations on the Effectiveness of Controls


      Our President and CEO, does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.


      The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.


Management's Report on Internal Control over Financial Reporting


      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America


      Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.


      Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      Our management made an internal assessment of the effectiveness of our internal control over financial reporting as of Sep 15, 2008. In making this assessment, it used the experience of the President and CEO. Based on this evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.


      The material weakness relates to the lack of segregation of duties in financial reporting, as our financial reporting and all accounting functions are performed by the President and CEO with no oversight by another internal professional with accounting expertise. Our President does possess accounting expertise but our company does not have an audit committee. This weakness is due to the company's lack of working capital to hire additional staff. To remedy this material weakness, we intend to raise additional capital to engage another internal accountant to assist with financial reporting as soon as our finances will allow. In the interim we plan to develop additional review by our outside Director.


      This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.





   Principal Executive Officer and Principal Financial Officer Certifications
   --------------------------------------------------------------------------


The certifications will be amended to reflect the following.

   4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

          b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and


                            Form 10QSB March 31, 2008
                            -------------------------

     We will amend the quarterly for the above if you feel necessary or make the disclosure revision in the next quarterly.


     I acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Wayne A Doss
President and CEO